By EDGAR "CORRES"

                               Nutrition 21, Inc.
                              4 Manhattanville Road
                               Purchase, NY 10577

March 22, 2006

Mary K. Fraser, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:  Nutrition 21, Inc.
     Form S-3 Registration Statement
     Filed March 3, 2006
     File No. 333-132199

Dear Ms. Fraser:

This letter is in response to your comment letter of March 17, 2006.

Comments:

1. Please revise your registration statement to identify and include the signature of your chief executive officer.

Response:

1. The registration statement is signed by Paul Intlekofer who is the highest level executive officer elected by the Board of Directors. Mr. Intlekofer's title is Chief Operating Officer and Chief Financial Officer. The position of President and Chief Executive Officer remains open and has not yet been filled by the Board of Directors.


If you wish to discuss our response, please call me at (914) 701-4503.

Sincerely,

/s/ Benjamin T. Sporn

Benjamin T. Sporn
Vice President, General Counsel & Secretary


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